

April 19, 2011

Henri Harland
Neptune Technologies & Bioressources, Inc.
225 Promenade du Centropolis, Suite 200
Laval, Quebec
H7T 0B3

> **Re:** **Neptune Technologies & Bioressources, Inc.**
> **Form 20-F**
> **Filed August 31, 2010**
> **File No. 001-33526**

Dear Mr. Harland:

We have reviewed your supplemental response filed March 28, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

D. Risk Factors, page 4
We are dependent on a limited number of customers, page 6

1. We note your response to our prior comment 1, however, it appears that the identity of these customers, who represent 37.3% of your total revenues, may be material to investors. If you are substantially dependent on these customers, then the identity of each such customer is material information that is required to be disclosed given the potential material impact on your business by such third party. If you are substantially dependent on one or both of these customers, please confirm that you will identify the relevant customer and any other customers which you are substantially dependent upon in your next Form 20-F. See General Instruction C.(c) of Form 20-F. Alternatively, please provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on one or both of these customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Rosenthall at 202-551-3674, Jennifer Riegel at 202-551-3575 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director